Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
PacWest Bancorp:

We consent to the use of our report dated February 28, 2018, with respect to the consolidated balance sheets of PacWest Bancorp and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of earnings, comprehensive income, changes in stockholder’s equity, and cash flows in each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California
November 20, 2018